Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Schedule TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934


                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
                        (Name of Filing Person (Offeror))

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    636918302
                      (CUSIP Number of Class of Securities)

                                  James J. Bigl
                             Chief Executive Officer
                   National Medical Health Card Systems, Inc.
                              26 Harbor Park Drive
                         Port Washington, New York 11050
                                 (516) 626-0007
                    (Name, address, and telephone numbers of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                             Steven I. Suzzan, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103

CALCULATION OF FILING FEE

Transaction valuation: Not Applicable   Amount of filing fee: Not Applicable

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.: ________________

Filing Party:__________________

Date Filed: ___________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

EXHIBIT INDEX

EXHIBIT 99.1   Transcript of the conference call on November 5, 2003

                                                                    EXHIBIT 99.1

                                 NMHC CONFERENCE

                            Moderator: David Waldman
                                November 5, 2003
                                   7:30 am CT


     Operator: Welcome to the National Medical Health Card conference call. At this time, all participants are in a listen only mode. Following management's prepared remarks, we'll hold a Q&A session. To ask a question, please press star followed by 1 on your touchtone phone.

     If anyone has difficulty hearing the conference, please press star 0 for operator assistance. As a reminder this conference is being recorded today, Wednesday, November 5th, 2003. I would now like to turn the call over to Mr. David Waldman of Lippert Heilshorn. Please go ahead, sir.

     David Waldman: Thank you. Good morning everyone and welcome to this morning's National Medical Health Card conference call. This morning we have Jim Bigl, President and CEO, Stuart Fleischer, Chief Financial Officer, David Gershen, Executive Vice President Financial Services, and Steven Klinsky of New Mountain Capital on the line with us.

     Before I turn the call over to Jim, I'd like to remind everyone that this conference call contains forward-looking statements, which involve known and unknown risks and uncertainties or other factors that may cause actual results, performance, or achievements to be material different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

     When used  herein  the word may,  could,  estimate,  believe,  anticipates,
thinks,   intends,   will  be,  expects,   and  similar   expressions   identify
forward-looking statements.

     For discussion of such risks and uncertainties including but not limited to risks related to demand, pricing, government regulation, acquisitions, and affiliations, the market for PBM services, competition, and other factors, readers or listeners are urged to carefully review and consider various disclosures made by NMHC in the company's annual report on Form 10-K for the fiscal year ended June 30, 2003 and other Securities and Exchange Commission filings.

     In connection with proposed transactions, the company will file a tender offer statement and proxy statement with Securities and Exchange Commission. Investors and security holders are advised to read the tender offer statement and proxy statement when they become available because they will contain important information.

     Investors and security holders may obtain a free copy of the proxy statement and the tender offer statement when available and other documents filed by the company with the Commission's website at www.sec.gov.

     Free copies of the proxy statement and tender offer statement, once available and the company's other filings with the Commission may also be obtained on the company's website at www.nmhc.com.

     The company, its directors, executive officers, and other members of its management and employees may be soliciting proxies from stockholders in favor of the transaction.

     Information concerning persons who may be considered participants in the solicitation of the company's stockholders under the rules of the commission will be set forth in the company's proxy statement to be filed in connection with the transaction.

     And with  that  taken  care of,  I'd now like to turn the call  over to Jim
Bigl.

     James Bigl: Thank you, David. Good morning everyone. I'd like to begin with a discussion of our announcement from Friday, October 31st. And then David Gershen will read a brief statement from Bert Brodsky, as he is unavailable this morning.

     Afterwards, Stuart Fleischer, our new CFO, will run through some of the specifics followed by Steven Klinsky, Chief Executive Officer of New Mountain
Partners, who is slated to become the company's new non-executive chairman. After our prepared remarks, I'd like to open up the call for any questions that you may have.

     Turning to our announcement from last Friday, we have signed a definitive agreement with New Mountain Partners whereby they will make a significant investment in NMHC.

     Under the terms of this agreement, which were unanimously approved by the special committee of the company's board of directors and the full board, New Mountain will purchase $80 million of 10-year convertible, preferred NMHC stock.

     The preferred stock provides for an annual cash dividend and will be convertible into common stock at a price of $11.50 per share of common stock or an aggregate of approximately 6.96 million common shares.

     NMHC will use approximately $50 million of the New Mountain investment to conduct a self-tender in which we will offer to purchase up to 4.5 million shares of common stock at a price of $11.00 per share. We will use the remaining funds estimated to be $22 million net of transaction costs to support a number of growth initiatives we will discuss later.

     Bert Brodsky and related shareholders who currently own in the aggregate in excess of 4.6 million common shares and options (and more) to purchase approximately 300,000 shares have contractually agreed to tender 4.5 million shares.

     The net effect of approximately 6.96 million newly issued convertible preferred shares less the anticipated repurchase of 4.5 million shares in the tender offer will increase diluted common shares outstanding assuming conversion of the new preferred shares from approximately 10.2 million to 12.7 million or a 23.5% increase.

     Following the transaction, New Mountain will own approximately 55% of the outstanding equity of the company on a fully diluted basis. It is important to point out that NMHC will incur no debt from this transaction. However, we expect a one-time, non-cash reduction in arriving at net income available for common shareholders, which Stuart will discuss in more detail.

     We expect that the self-tender will be commenced and completed during either the fourth calendar quarter of 2003 or the first calendar quarter of 2004. So what does this mean to NMHC shareholders?

     First, NMHC will be adding over $20 million in cash to fund and accelerate our growth. As those of you that have been following the company know, we have successfully grown the business both organically and through acquisitions.

     However, with the proceeds of our 1999 public offering long used for several acquisitions, our lack of capital has severely limited our ability to target larger, quality companies. This cash infusion will help accelerate our growth by enabling us to make targeted acquisitions that are complimentary to our existing businesses.

     Additionally, this capital will enable us to enhance the rollout of our mail order and specialty pharmacy businesses, which we believe offer enormous growth potential.

     Second, New Mountain brings extensive contacts in the broader investment and business community as well as resources to assist in assessing acquisition targets. We are extremely enthusiastic about the opportunities that are now available to us with New Mountain as a strong partner.

     Importantly our shareholders will have the opportunity to participate pro-rata in the tender. Although at current stock price levels, it is unclear whether there would be significant participation among the public shareholders.

     As part of this transaction Bert will be stepping down as Chairman and will be replaced by Steve Klinsky of New Mountain as our new, non-executive chairman. Importantly, Bert will remain an active member of the board and he and his related shareholders will continue to own a significant percentage of NMHC.

     As New Mountain's success at Strayer Education has demonstrated, New Mountain has a proven ability to add real, strategic value to the companies with which it works. Steven's new position as non-executive chairman reinforces the Integrail board roll New Mountain will have in the future of NMHC.

     It is important to point out that this is our first meaningful infusion of capital since the company's public offering in 1999. At that time, we raised just $15 million and have since grown to over $570 million in revenue with over $6 million of net income in the fiscal year ending June 2003.

     When combined with availability under our current line of credit and the ability to leverage this new $22 million in equity with additional debt capital, NMHC is truly poised to expand with a substantial cash acquisition (war chest). This is in addition to the value of our stock as part of any transaction package.

     Moreover, as evidence of our optimism in the future of the company and strong conviction that this deal is in the best interest of the shareholders, the senior management team will not be selling any shares in this transaction. And in fact we plan to increase our shareholdings in the coming months. On that note, I'll ask David Gershen to read a brief statement from Bert.

     David Gershen: As the founder of National Medical Health Card, I've watched this organization grow from a start up, become a significant player in the PBM industry, generating over $570 million in annual revenue. In fact, we were recently identified as the 27th fastest growing company in the country by Fortune Magazine's list of America's 100 Fastest Growing Companies.

     Moreover, we are consistently ranked number one in service in more categories than any other PBM. Clearly, we have built a powerful organization with a very bright future.

     That said, the board realized it was time to bring some fresh blood to this organization that could help accelerate our growth and infuse additional cash into the company that would help us capitalize on a number of very promising opportunity areas.

     After carefully examining a number of alternative directions, the special committee, the board, and the entire management team agreed that this deal is in the best interest of our shareholders and that New Mountain would be the right partner to help us fulfill our promise.

     Steven Klinsky and his team at New Mountain have tremendous experience and impressive track record at building businesses and creating value for all shareholders.

     For example, since New Mountain announced it's original intention to invest in Strayer in November 2000, the company's market cap has increased from around $400 million to approximately $1.5 billion and its stock price has risen from $25.00 to $104.00. Clearly, New Mountain has a proven track record taking companies of our size to the next level.

     Lastly, I look forward to remaining an active member of the board and I look forward to the future growth of the company and the value of my still substantial ownership in NMHC.

     James Bigl: Thank you, David. That concludes Bert's prepared remarks. With that taken care of, I'd like to introduce Stuart Fleischer, our new CFO. Stuart brings over 25 years of financial experience at both public and private companies. He also brings significant M&A experience as well as medical distribution experience, which will be especially important as we grow our mail order and specialty pharmacy businesses. Stuart.

     Stuart Fleischer: Thank you, Jim. I would like to spend a few moments to discuss how the $80 million New Mountain Partners investment is anticipated to affect the company's reported financial results in the fiscal quarter in which the transaction closes as well as some comments as to the expected financial ramifications in the longer-term.

     During the quarter that this transaction closes, the company's net income, income available to common shareholders, and earnings per common share would be adversely affected by certain one-time cash and non-cash items.

     The largest anticipated portion is a one-time, non-cash item known as the beneficial conversion feature. It will be determined by multiplying the number of convertible preferred shares by the difference between the market price at the time the deal is closed and the conversion price of $11.50 per share.

     The higher our stock price rises above $11.50 per share the higher this one-time, non-cash charge will be. The charge will be zero at $11.50 or below. The charge will be approximately $7 million for every dollar the stock is above $11.50.

     For example, if the market price at the closing was $15.00 per share, the beneficial conversion feature would total almost $24.4 million or approximately $2.18 on an earnings per share basis.

     Again, the actual benefit conversion feature is a one-time, non-cash item and cannot be calculated until the market price of the company's common stock on the date of the closing is determined.

     There are a number of additional one-time cash expenses such as contractual, severance, and change of control payments along with accounting, legal, banking, and administrative fees and expenses that have been estimated at between $8.5 and $9 million.

     Approximately $2.2 million of these cash fees and expenses will be recorded as a charge in the quarter that the transaction closes. An additional $1.5 million will be shown as a reduction in arriving at net income available to common shareholders.

     The remaining fees and expenses will be reflected as a reduction to stockholders equity. The preferred dividend will be 7% per annum or $1.4 million in cash per quarter for the first five years and then drop to 3.5% per annum for the next five years.

     Now looking at forward guidance. Excluding the impact of New Mountain's investment, the senior management team reiterates it's belief their earnings will grow greater than 25% per year into the foreseeable future. We believe that effective deployment of the growth capital provided by New Mountain through acquisitions and internal initiatives will be the most important factor in furthering our growth objectives.

     I'll now turn the call over to Steven Klinsky, founder and CEO of New Mountain Partners.

     Steven Klinsky: Thanks, Stu. Good morning, everyone. I'm pleased to be addressing you today in my role as the founder and Chief Executive of New Mountain Capital, the sponsor of New Mountain Partners.

     I think it's only proper to begin by paying honor to Bert Brodsky for the tremendous work he has done to create NMHC and to help lead it to it's current highly successful state.

     Bert is the founder of NMHC and an outstanding entrepreneur. Bert will remain as a major NMHC shareholder after our investment and will have a significant stake in the company's future success. The fact that Bert is strongly supporting New Mountain in this transaction and has formally agreed to vote his shares in our favor is a mark of confidence that we greatly appreciate.

     New Mountain's major message to NMHC shareholders today is that this transaction is more than just a financing to us. We believe NMHC has the potential to become a much larger and much more valuable leader in the highly attractive pharmacy benefit management space. We are dedicating our money, our management resources, and our best strategic skills to realize this goal.

     Some brief background about New Mountain may be appropriate. New Mountain is a $770 million private equity fund, which I founded in January 2000 after a 19-year career in private equity.

     I was co-founder of Goldman Sachs' private equity group in the early 1980's and I was a general partner at Forstmann Little & Co. from 1986 through the middle of 1999. I was the most senior general partner of Forstmann Little outside of the Forstmann brothers for most of the 1990's, which was a period of exceptional success for that firm.

     During the 1990's, Forstmann Little and I generated approximately $6 billion of gains without making one investment that lost money. My own most significant transactions in the 1990's generated over $3 billion of gains without a loss and produced a 68% compound gross rate of return. These transactions included Forstmann Little's investments in General Instrument, Ziff Davis, Thompson-Minwax and Yankee Candle.

     The idea of New Mountain is to create the best in class firm for the new generation in private equity. New Mountain believes that growth and investor value added rather than debt are the true source of exceptional equity returns.

     We seek out the highest quality growth companies in carefully selected industries and then work intensively with management to build these companies. For example, when I was a partner at Forstmann Little, I spotted General Instrument in 1990 and spent much of the next nine years working closely with GI's management.

     The value of General Instrument grew from around $1 billion when we first saw it to over $10 billion when Motorola bought it at the end of 1999. The CEO of General Instrument is now an investor in New Mountain and a member of our management board.

     Similarly in May 2001, New Mountain led $150 million investment into a NASDAQ company called Strayer Education, Inc., whose ticker symbol is STRA. We bought convertible preferred shares as we are buying at NMHC. I became non-executive chairman, as I will be at NMHC.

     The investment proceeds were used for a self-tender of shares and Strayer's controlled shareholder agreed to sell into that tender as Bert Brodsky has agreed to a tend - has agreed to tender here.

     As you've heard, the results at Strayer have been very positive for all shareholders. The share price at Strayer has increased from about $25 a share when New Mountain first announced its investment to over $100 per share now.

     The fully diluted market cap of Strayer has increased from about $400 million to approximately $1.5 billion. At the end of last quarter, Strayer was debt free and had approximately $90 million of cash and equivalents on hand. And most importantly, Strayer's increase in value has been tied to fundamental improvements in Strayer's growth rate and operations.

     At New Mountain, we are highly selective in where we invest. We seek to conduct extensive due diligence before we invest and we try hard to achieve success in every investment we make.

     New Mountain is committing $80 million of our capital to NMHC now because we believe that NMHC, like Strayer, has the potential for very attractive share price appreciation for all shareholders. We see a number of strengths that lead us to invest now.

     First, we believe that the PBM industry will continue to be attractive. Pharmaceutical spending in America has been rising at over a 13% annual rate for 1992 to 2002. We believe pharmaceutical spending will continue to rise and that the best PBM's, like National Medical Health Card, will play an important role in keeping those spending increases under control.

     Second, we believe that NMHC has a very attractive niche opportunity within the PBM space. In our opinion, NMHC is a real leader in terms of service quality. Studies we have seen rank NMHC in the very top tier for service for all PBM's.

     We also believe that NMHC is a real leader in terms of reporting transparency and reporting quality. We think leadership in transparency and reporting can be a major competitive advantage for NMHC as clients and regulators focus more and more on these issues.

     We believe NMHC has an outstanding management team in place led by Jim Bigl. Since Jim joined the company in June 2000, its stock price has increased by 700% and the company has gained strength across the board.

     We believe NMHC has an outstanding track record. NMHC ranked number 27 among America's 100 fastest growing companies by a Fortune Magazine survey. Its revenues have grown at a 51% rate from 2000 to 2003.

     Third, we believe that NMHC has strong growth plans in place. The company is currently establishing it's own mail order capabilities. As this project is completed, it can very meaningfully add to NMHC's margins and profits.

     The company is adding specialty pharmaceutical distribution and disease management operations to its core business. This can further raise margins and revenues and improve overall quality of service.

     The  company  has   demonstrated  its  ability  to  make  highly  accretive
acquisitions. NMHC will have over $20 million of cash on hand following its self-tender. There are many potential targets of interest.

     New Mountain's intention would be to work with the company to help it achieve its goals. In the past, we have helped our chosen investments in a number of ways including recruiting strong board members, assisting with acquisitions, helping arrange introductions to potential clients and customers, and so forth.

     We believe NMHC has been selling at a substantial discount relative to other publicly traded PBM companies and relative to its own growth rate and free cash flow. I believe that part of this discount has been due to the fact that NMHC is not well known or understood by institutional investors. We hope to help the company become better known in order to achieve the valuation it fairly deserves for all shareholders.

     With that, I will turn the call back over to Jim Bigl who will take questions. Thank you.

     James Bigl: Thank you very much, Steve. We'll now open the call to your questions.

     Operator: Ladies and gentlemen, if you wish to register for a question for today's question and answer session, you will need to press star then the number 1 on your telephone. You will hear a prompt to acknowledge your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing star then the number 2.

     If you are using a speakerphone, please pick up your handset before entering your request. Also please limit yourself to one question that is concise and short in duration in order to allow all participants to have an opportunity to ask questions. If you have additional questions, you may press star 1 to reenter the queue. One moment, please, for your first question.

     Your first question comes from (Ann Barlow) of Southwest Securiies.

     (Ann Barlow): Good morning.

     James Bigl: Good morning, (Ann). How are you this morning?

     (Ann Barlow)*: I'm fine in sunny California right now. Couple of questions. On contracts, do you have any major contracts that have a change control clause that might be of concern to you?

     And secondly, on strategic focus could you kind of give us an idea of the - what your continued focus would be or if there's any new initiatives as far as clients and geographic areas?

     And then just lastly I know you were talking about transparency and just wondered if you could give us a little bit of an overview on rebate structure what you anticipate going forward with?

     James Bigl: (Ann), I'm sorry I did not catch if . . . on the third one?

     (Ann Barlow)*: Just on the transparency issue?

     James Bigl: Yes.

     (Ann Barlow)*: Just said, you know, you guys were, you know, definitely had a good transparent model - just wondered if you could kind of review that as far as your relationship with big pharma and what you expect going forward as far as rebating relationship and the types of rebates you expect?

     James Bigl: Terrific, thank you for your questions. Regarding change of control, we don't envision having any problems with any types of change of control provisions in any contracts.

     (Ann Barlow)*: Okay.

     James Bigl: Regarding new initiatives and where we're heading as an organization, we are - our vision of the PBM industry is we're a total health care solutions provider. And it's our job to change the behavior of our clients, our members, and our providers and we do that through solid operations on our PBM side, our mail order, our specialty side, and our Integrail division.

     We also do that through capturing of medical and pharmacy data, integrating that data, doing some predictive modeling, and providing solutions back to our customers. Our customers are target market, the middle market, will continue to be the middle market in the future, and our goal and objective is to put our middle market customers in a position to make decisions not to be (data) analyzers.

     So  all  of  our  initiatives  be  they  acquisitions,   be  they  internal
development, are geared toward helping us further assist our clients in controlling their trend increases on the drug benefit in particular.

     We've had tremendous success in that area over that last several years as costs have gone up around the industry from 16 to 20%. We have last year our trend increase for customers was down to 10.2%. The prior year was 12.2% and the year before that was 13.2%.

     These are all numbers that are industry leading and position us very well for the future. So all new initiatives will be geared toward those four key business areas that I mentioned earlier - the specialty pharmacy, traditional PBM services, mail order, and our Integrail division, which does data enterlitics and intervention programs.

     (Ann Barlow)*: So your primarily looking at the future to manage care groups or...

     James Bigl: No, we actually look in the - our target markets are the middle market with third party administrators, Taft Hartley Funds, and small local regional HMO's. Our real strength in the last 12 to 18 months has been in particular in the Taft Hartley arena and TPA arena.

     And again, that middle market is where most American's are employed and receive their benefits. And it's that market that's been consistently under served by the PBM market space.

     So we've developed a very robust infrastructure that is designed to be able to provide that specific market with output to help them make decisions and with a service level that only the largest HMO's and corporate clients are used to getting across the country.

     Regarding transparency, we've got a couple of business models in place. In particular in the transparency area we began over three years ago working with prospects and clients educating them on how PBM's make money and how we can interact with them to fully align the incentives of the PBM and the client.

     And in our view that requires full disclosure and it requires sitting at the same side of the table as the customer, understanding the customer's business objectives, and then building a customized plan to achieve those business objectives all the while providing them a full look into how the pharmacy benefit program is run, how it's priced, and how it's managed.

     (Ann Barlow)*: Thanks.

     James Bigl: We - I'll just add one more thing. We probably have 35 to 40% of our current customer base has already adopted what we call our preferred partnership program, which is not inherently just about transparency, it really is about fully aligning the incentives of the PBM with the customer and we've gained significant market penetration with that business model.

     (Ann Barlow)*: Thanks.

     James Bigl: Thank you very much for your questions.

     Operator: Once again, ladies and gentlemen, to ask a question, please press star followed by 1 on your touchtone phone.

     Your next question comes from (Brad Adamtick) of (WM Partners).

     (Brad Adamtick)*: Hey, guys.

     James Bigl: Good morning.

     (Brad Adamtick)*: Just a couple quick housekeeping questions and then one bigger question. First of all, Bert, what percentage will you own after this transaction?

     James Bigl: Bert's not on the call. He was not able to attend. We had David
Gershen reading his statement from....

     (Brad Adamtick)* : Oh, okay.

     James Bigl: ...him. Depending upon how many folks in the public market tender, we would expect Bert and related parties to have somewhere in the range of 5 to 12, 13% of the company.

     (Brad Adamtick)*: Okay. And then on the call you mentioned that senior management was not selling and they may even be buying. What - can you just clarify what senior management will be doing?

     James Bigl: Yes, our intention - senior management is not selling stock in the open market nor will we be participating in the self-tender. There are four senior managers that in fact post this deal closing; we plan on being buyers in the market for the stock.

     So the message is we have a strong belief in what New Mountain brings to the table and the value that that unlocks both the short-term and in long-term for the company. And as a management team, we want the market to know that we fully support it.

     (Brad Adamtick)*: And then kind of a larger question, can you just kind of talk a little bit about - I guess there's a little bit confusion on my part why the $11 or $11.50. Typically you'd think that the convertible would be at a higher price.

     And secondly, why not just go to the public market and try to do this? I mean it seems like one of the issues with the company has just been liquidity for some of the institutions. And I don't know if this really addresses that question.

     So what - how did this kind of transaction come about?

     James Bigl: Well again let's focus on your - I guess we'll do them in order. Your first question first. The Special Committee of the Board of Directors through a number of meetings with its legal and financial advisors, through a number of negotiating sessions with New Mountain Capital negotiated the price based upon a broad spectrum of factors. And we think the terms of the deal are fair and are in the best interest of the shareholder.

     In terms of what other approaches could we have taken, the company as you would have expected, has looked at a number of different strategic directions that we could go in. And for a variety of different reasons, we felt that this was the correct deal for the company.

     And you posed the question about why not do something out in the public market, well quite frankly as (Steve Klinsky) indicated in his prepared remarks, National Medical Health Card is not a well-known entity. And we felt that there was significant risk in trying to pursue anything out in the open market.

     We felt it was very important to find a strong partner like New Mountain Capital who can bring to the table, experience, market-based sophistication and expertise and can really help us unlock the - again as I said a few minutes ago -- I don't mean to be repetitive but it's true -- both the current value of the stock as well as provide us with an infusion of capital, their resources and help to grow the stock exponentially in the future we hope.

     (Unidentified Male Voice): And then the last question is do these guys - how long can they hold this convert? In other words if the stock's at $18 in some out year and their conversion's 11, can they just stick with the convert, keep the 7% for a certain amount of time?

     James Bigl: Well I think - I'll give you a general answer and then give you a little more color to that. I'd encourage you when we file the proxy to look at the details of the proxy. All that will be outlined in there.

     But in general the - a little more color on that. The company has negotiated a deal with New Mountain that would enable the company to have New Mountain convert its shares into common based upon a couple of different factors. And again, without getting into those details on this call, we'd encourage you to look at the proxy.

     So no, New Mountain is in this as a strategic player. They recognize as the stock price goes up and as we build a win, it's a win for all of us. And they'll participate. We wanted them in for the long term because of the value they bring to the table. That's the reason to do the ten year convertible. But there are mechanisms in place to remove that convertible if appropriate over time.

     (Unidentified Male Voice): All right, thanks guys.

     James Bigl: Yes. Thank you for your call.

     Operator: Please hold for your next question. And once again, if you have a question ladies and gentlemen, please press star followed by 1 on your touch-tone phone.

     Your  next  question  comes  from  (Richard  Bloom)  of  Equity  Investment
Research.

     (Richard Bloom)*: Good morning guys.

     James Bigl: Good morning (Richard).

     (Richard Bloom)*: The type of transaction between National Medical and New Mountain does happen frequently in the marketplace. And management from both companies typically tried to execute the deal and write the news releases in a way that does not cause the stock of your company, National Medical, to be halted and shareholders injured.

     National Medical Company's stock was halted on Friday 10-31 by the NASD upon news of the NMHC/New Mountain transaction. And unfortunately, the NMHC stock dived from 13.75 to $8 a share for a few seconds when the stock reopened.

     And some of your shareholders were seriously injured when their sell stops executed at $8 a share during those few seconds. Clearly National Medical has a duty to all its shareholders to not do anything to cause the stock to be halted and shareholders' value erased.

     As a potential shareholder, we would like to know how you are going to remedy the situation with your injured shareholders.

     James Bigl: Well thanks for your question (Richard). We - I hear your concerns and recognize your concerns. However, as you know, we don't control how the stock is traded. And in regard to any of the shareholders who may have been impacted and their stock purchased or sold at a price that they didn't want, we believe their best course of action is to contact NASDAQ since we have no control over that. So again, thank you for your question.

     Operator: Your next question comes from (David Sax) of (Hawkeye) Capital.

     (David Sax)*: Yes hi. If you could just talk a little bit about the cost of getting into the specialty pharmaceutical distribution business and the disease management markets that you identified in terms of a timeline it'll take to ramp up those initiatives? Thank you.

     James Bigl: Thank you (David) for your questions -- very good questions.

     National Medical began over a year ago, developing our own protocols for specialty pharmacy disease management. And we accelerated the development of those protocols that actually the deliverable nature of those protocols through the acquisition of Portland Professional pharmacy up in Portland, Maine a couple of months ago.

     Over the next few months, we'll be moving the Portland Professional Pharmacy into a new facility. We'll be installing the same technologies up there that we've implemented in our new mail order facility in Miramar, Florida.

     And then over the next 12 to 16 months we will begin one protocol at a time expanding the five or six disease states that Portland already handles to a total of 14 or 15 disease states ultimately.

     We don't see a significant capital need in terms of fitting out the Portland, Maine site. Over time we would like to build a specialty platform that has a minimum of six to eight sites around the country. Some of those may be internally built. And some of those we hope will be done through acquisition in key strategy markets for us.

     So we've envisioned the principle use of capital to build up specialty would be for those acquisitions. And we can fund our own internal growth just through our traditional PBM specialty and mail order services that we already offer. I hope that answered your question.

     (David Sax)*: It did. And if I can ask a supplemental question. In terms of a ongoing capital expenditure requirements to (pay) at this growth paid switch
(Jim) said would result in 25% or better annual earnings growth, what's the required capital spending to do that in terms of these facility ads or - and were acquisitions embedded into that thought process? Thanks.

     James Bigl: Very interesting question again. I think each one of our businesses to one degree or another are fairly scaleable. In particular the PBM business is the most scaleable. And we require very little capital investment to maintain and grow our current client base and customer base.

     Mail order is still very scaleable although it does take more payroll in order to actually fill prescriptions. We've implemented pretty significant systems within Miramar, Florida. There are still some left to be implemented during the first calendar quarter of this next year.

     That again, when those systems are in place that we've already purchased, our capacity in that facility will be three times our current mail order volume. So we will have already built the capacity necessary to support it.

     Specialty pharmacies is again a little bit more labor intensive and will require more capital outlay as we expand the number of sites. But again, each site is relatively small.

     So our traditional capital spending model relative to our revenue we would expect the cap ex that we're spending to be fairly consistent with that albeit that this current fiscal year we're in as we've talked about in some of our past calls, we are spending more money this year in cap ex than we've done in the past due to the build out of mail order facility, due to the build out of our specialty facility, and again, adding some capabilities within our PBM.

     So we're not envisioning a major uptick at all in our cap ex. What we're anticipating is a similar capital spending structure to what we've experienced in the past and what we're experiencing today.

     (David Sax)*: One last brief question. There have been a significant merger announced in the PBM industry and Medco has been separated from Merck. Have those two events - will that destabilize the competitive landscape and perhaps create opportunity for account migration or is that an opportunity for National Medical to grow in that environment and maybe at a more accelerated pace? Thanks.

     James Bigl: Terrific. We actually view both of those transactions as well as a little further in the past, the NPA acquisition by Express Scripts as being very beneficial to us.

     Our target markets are in the middle market as we talked about a few minutes ago. And we think anytime there's ambiguity in the marketplace, those customers are going to be very concerned about the level of service they're going to get. You have transitions taking place within those PBMs. And that typically creates some dissonance. And we look at that as being a great opportunity for us to in fact, as you just articulated, accelerate our growth.

     Other areas that we think may have a similar effect is if the Federal government does in fact pass a Medicare drug benefit. We see that as another great opportunity where the industry is going to rapidly try to focus on and pick up as much as the Medicare business directly as they can.

     And our strategy at this point is to continue to focus on our middle market niches and just continue to service and support that business segment as best we can.

     Operator: Your next question comes from (Peter Syrus) of (Parilla) Capital.

     (Peter Syrus)*: Hi (Jim).

     James Bigl: Good morning (Peter).

     (Peter Syrus)*: I guess I've actually learned one good thing on this conference call which is never to put stop loss orders on good companies. The - I wanted to ask two things. First I wanted to follow-up on (David)'s last question. In - since these mergers have been announced, have you started to see the kind of opportunities that you're talking about? I'm not asking if you signed new people up, but have you started to see some of this sort of dislocation that you talked about?

     James Bigl: I think the first thing that typically happens in these transactions is you see the employees of those companies getting nervous. And so if we back up a little bit, we've seen a tremendous amount of dissonance with the Express Scripts MPA acquisition and merger. And we've had a tremendous amount of success there.

     In regard to the Medco coming out of Merck, I think it's been well documented that they had a significant increase in client losses. It's been more recently documented that they seem to have stemmed the flow of clients leaving them a little bit.

     In terms of the Caremark/Advanced PCS, I think the market is still watching that. We have seen some indications of dissonance where we've had a number of employees from both companies contacting us to see about job opportunities. I can't say that we've seen any increase in business that we've closed as a result of the Caremark/Advanced PCS deal. I think people are still waiting to see what it really means at the end of the day for them.

     (Peter Syrus)*: And just to go back to the transaction just so I make sure that I understand the transaction, the - over the short intermediate term, am I correct in assuming that the stock will have no more liquidity than it did before...

     James Bigl: I think it's...

     (Peter Syrus)*: ...basically replacing one set of owners for another and then shrinking the capital besides that right?

     James Bigl: I think shrinking the share base you mean, not the capital? We're increasing...

     (Peter Syrus)*: I meant share base. I apologize.

     James Bigl: I think you're assessment is right. I think what New Mountain represents to us and to you, especially you as an institutional holder, is they are an institutional holder. And they are going - they are very cognizant both of the need to get float out there in the marketplace. They have expertise and experience in delivering that type of benefit out into the market.

     And it's difficult for a company of our size and trapped in the small cap trap if you will, to address all of our capital structure issues in one fell swoop. What we believe we've done is we've satisfied all of the capital structure issues except for the float in one fell swoop. And over the upcoming months, we'll be working hard through a number of different approaches, as an example, looking at acquisitions and can we use the value of our paper in those acquisitions to increase the value of the stock. And I think it would be a natural thing for us to say how do we now get more stock out there into the public shareholder and into institutional hands?

     We clearly recognized the major capital structure issue left for us to address is the amount of stock out there in the flow. And the company not only recognizes that, but clearly New Mountain as an institutional investor also recognizes that.

     (Peter Syrus)*: Right. But new - but I guess the question - I mean is it reasonable to look at this - there's two ways to look at it. One is that, you know, New Mountain's going to get more float out there and, you know, and all the traders of the stock will get - will live happily ever after.

     The second way to look at it is this is, you know, in essence a - for lack of a better word, you know, a quasi LBO that, you know, that at some point in the future there'll be a very large, you know, payday as this company gets big and very successful. And, you know, and our time horizon really should be a couple years.

     James Bigl: Yes I think that your first point is closer to the truth. Although I think we all hope for a large payday in the future. So I'd probably borrow from both of your points.

     New Mountain is entering this not as an LBO but as a strategic partner to build value for themselves and the rest of the shareholders.

     My personal time horizon, management's time horizon, we are not looking at this deal in the next six months or next quarter just as we've articulated in past calls and in past discussions with those institutional investors that have invested with Health Card. We are not a quarter to quarter company.

     We are a long term strategic growth company. We have built terrific infrastructure under the notion that we're always looking out three to five years. And I think New Mountain, one of the things that attracted them was we really do have the infrastructure in place, and that infrastructure is quite frankly, what is going to enable them, enable us as a company to actually support the type of growth that we've experienced historically.

     And when you see our assessment that we're going to continue with the growth that we've had in the past and do acquisitions, remember that growth is now on top of a bigger base than what we've had historically.

     So I think New Mountain's play is not at all like an LBO. I think it is as a strategic investor, a group that's looking - that sees great value in the infrastructure and in the people and sees an opportunity to help us unlock that value.

     So I borrow from both your points. And yes, my horizon quite frankly is a two to three year, perhaps even longer horizon. Although that doesn't mean we don't expect to perform well in the short and intermediate term as well because we do.

     (Peter Syrus)*: Thanks a lot and good luck for both of you.

     James Bigl: Thank you very much (Peter).

     Operator: Your next question comes from (Craig Eckenhal) of Ryan Beck & Company.

     (Craig Eckenhal)*: Good morning gentlemen.

     James Bigl: Good morning (Craig).

     (Craig Eckenhal)*: I guess my question is a follow-on question regarding the potential as some of the larger competitors, the PBM market, maybe reach down to where you folks are in middle market. Do you see a potential for profit margins to be reduced?

     James Bigl: Actually (Craig) what we see happening in the marketplace is PBMs in general are expanding the number of services that they're offering to customers. And while you may see some erosion of margins on some components of the business, in totality, the relationship that PBM has with their clients is getting much more expansive with more services and therefore more revenue and more margin per customer. And we see that trend continuing into the future.

     And a couple examples of that are specialty pharmacy. Another example is disease management services. So we're actually very bullish on what the margin future is for the PBM industry as a whole.

     (Craig Eckenhal)*: Thank you.

     Operator: At this time there are no further questions. Please proceed with your presentation or any closing remarks.

     James Bigl: I want to thank everybody for taking the time from your busy schedules to listen to our call today. We look forward to talking with you again shortly when we announced our financial results for the first fiscal quarter of 2004.

     Operator: Ladies and gentlemen, that concludes your conference call for today. We thank you for your participation and ask that you please disconnect your line.

*Correct Spelling Not Confirmed


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